UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, DC 20549

                         FORM 12b-25

                  NOTIFICATION OF LATE FILING

                             SEC File Number 0-13627
                             Cusip Number 126418 10 2

[X] Form 10-K for period ended March 31, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

(Full Name of Registrant)               CTC Communications Corp.
(Former name if applicable)
(Address of Principal Executive Office) 360 Second Ave.
(City, State and Zip Code)              Waltham, Massachusetts 02154

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Annual Report on Form 10-K is not being filed within the prescribed period in order to reflect a significant post balance sheet financing transaction which has not as yet been completed, the outcome of which will materially affect the liquidity and financial condition disclosures in the Annual Report on Form 10-K and the disclosures and classification of certain amounts in the audited financial statements of the Registrant filed as part of the subject Annual Report.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       John D. Pittenger                 (781) 466-8080
            (Name)                      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X] Yes   [] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes   [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 2, 1998, the Registrant issued a press release comparing the financial results for the two fiscal years ended March 31, 1998 and for the fourth quarters ending March 31, 1997 and March 31, 1998, the contents of which are set forth below.

"June 2, 1998 - FOR IMMEDIATE RELEASE

          CTC COMMUNICATIONS CORP. REPORTS YEAR END RESULTS

Waltham, Massachusetts- CTC Communications Corp. (NASDAQ-CPTL), today reported results for the fourth quarter and year ended March 31, 1998.
The Company announced a net loss of $2,884,000 or $0.29 per share, on revenues of $40,947,000 for the fiscal year ended March 31, 1998, as compared to net income of $4,683,000 or $0.43 per share, on revenues of $40,290,000 for the fiscal year ended March 31, 1997.

For the fourth quarter ended March 31, 1998, the Company reported revenues of $6,287,000 and a net loss of $6,008,000 or $0.60 per share, as compared to revenues of $11,472,000 and net income of $1,281,000 or $0.12 per share, for the comparable period of Fiscal 1997.

The results for the quarter and year ended March 31, 1998, reflect the Company's decision to terminate its agency relationship with Bell Atlantic in December 1997 and commence operation as an integrated communications provider
(ICP). As a result of this transition, gross margins for the fourth quarter were negatively impacted due to fixed costs associated with the sale of local telecommunications services, lower long distance rates extended to customers in advance of decreases from its long distance supplier, increased costs associated with adding new customers and services, and costs associated with the termination of its debit card program. The company believes that gross margins for the fourth quarter are not representative and expects gross margins to improve in future quarters.

Robert Fabbricatore, Chairman and Chief Executive Officer of CTC Communications Corp. stated that he was pleased with the progress made during the Company's first quarter as an ICP. "In our first three months on this platform, we sold 21,613 and provisioned 17,637 access line equivalents to primarily new customers for CTC," said Mr. Fabbricatore. "There is a tremendous market opportunity in our footprint that is growing each year. We believe that our fourteen years of telecommunications experience uniquely positions us as an integrated communications provider in our markets."

                                                    Three Months Ended
                                              March 31, 1998   March 31, 1997
Network Service Revenue
   Commissions                                   $  194,050      $ 8,353,961
   Resale                                         6,093,391        3,117,823
Total Revenues                                  $ 6,287,441      $11,471,784
Cost of resale revenues                         $ 5,943,479       $2,615,084
Selling, general and administrative expenses     10,121,930        6,761,888
Income/(Loss) from Operations                    (9,777,968)       2,094,812
Income/ (Loss) before income taxes               (9,683,451)       2,158,717
EBITDA                                           (9,110,102)       2,330,707
Net Income (Loss)                               $(6,008,451)       1,280,917
Earnings Per Share                                    (0.60)            0.12
Weighted Shares Outstanding                       9,976,915       10,654,661

                                                   Twelve Months Ended
                                              March 31, 1998   March 31, 1997
Network Service Revenue
   Commissions                                 $24,775,420       $29,195,261
   Resale                                       16,171,716        11,094,838
Total Revenues                                 $40,947,136       $40,290,099
Cost of resale revenues                        $14,038,565        $8,709,122
Selling, general and administrative expenses   $31,491,963       $23,819,714
Income/(Loss) from Operations                   (4,583,392)       $7,761,263
Income/ (Loss) before income taxes              (4,370,450)        7,959,931
EBITDA                                          (3,165,526)        8,504,158
Net Income (Loss)                              $(2,884,450)        4,682,931
Earnings Per Share                                   (0.29)             0.43
Weighted Shares Outstanding                      9,886,000        10,773,000

CTC Communications Corp. is a rapidly growing provider of integrated communications solutions to small and medium sized business customers in the Northeastern U.S. It provides an extensive array of voice and data services including local, long distance, enhanced telephone services, frame relay, Internet access, and T1 and ISDN services. The Company markets its services through its 175 member direct sales force throughout Massachusetts, New York, Connecticut, New Hampshire, Vermont, Rhode Island and Maine. CTC's headquarters is in Waltham, MA, and CTC can be found on the World Wide Web at ctcnet.com.

The statements in this press release that relate to future plans, events or performance are forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are, accordingly, cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Additional information about these risks and uncertainties is set forth in the Company's most recent report on Form 10-K. CTC undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect results, events or circumstances after the date hereof."

                         CTC COMMUNICATIONS CORP.
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 1998                 By /s/ John D. Pittenger,
                                        John D. Pittenger, Executive Vice
                                        President-Finance and Administration